[redacted]

12013174

*AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
120

| SEC FILE NUMBER |
|---|
| 8- 65435 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC EQUITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 GREENWICH AVENUE
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN RAABE 203-983-3215
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

88 FROEHLICH FARM BLVD (Address) WOODBURY (City) NY (State) 11797 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, BRIAN RAABE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC EQUITIES LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

MANAGING DIRECTOR

Title

JASPER K MUI
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires Aug. 31, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC EQUITIES LLC
(A wholly owned subsidiary of Atlantic Equities Service Company Limited)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

| | |
|---|---|
| Cash | $1,251,247 |
| Receivables from brokers and dealers and clearing broker | 71,875 |
| Deposit at clearing broker | 100,000 |
| Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $876,407 | 50,460 |
| Leasehold improvements, at cost, net of accumulated amortization of $317,903 | 14,480 |
| Prepaid expenses | 76,328 |
| Accounts and other receivables | 141,252 |
| Total assets | $1,705,642 |

LIABILITIES AND MEMBER'S EQUITY

Liabilities

| | |
|---|---|
| Bonus payable | $ 621,026 |
| Accounts payable | 84,103 |
| Payable to affiliate | 30,476 |
| Accrued expenses | 193,058 |
| Other liabilities | 13,650 |
| Total liabilities | 942,313 |
| Commitment and contingencies | |
| Member's capital | 763,329 |
| Total liabilities and member's capital | $1,705,642 |

ATLANTIC EQUITIES LLC
(A wholly owned subsidiary of Atlantic Equities Service Company Limited)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011